UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No.15)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               Liquid Audio, Inc.
                               ------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)


                                  53631T102000
                                  ------------
                                 (CUSIP Number)


                              Mr. James Mitarotonda
                        c/o Barington Capital Group, L.P.
                         888 Seventh Avenue, 17th Floor
                              New York, N.Y. 10019
                                 (212) 974-5700
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 August 20, 2002
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  Introduction

      This Amendment No. 15 amends and supplements the Schedule 13D, dated September 28, 2001, as amended to date (the "Schedule 13D"), filed with the Securities and Exchange Commission by MM Companies, Inc., formerly known as musicmaker.com, Inc. ("MM Companies"), Jewelcor Management, Inc., Barington Companies Equity Partners, L.P., Ramius Securities, LLC and Domrose Sons Partnership with respect to the common stock, $.001 par value, of Liquid Audio, Inc., a Delaware corporation (the "Company").


      Item 4 of the Schedule 13D, "Purpose of Transaction," is amended by adding the following:

      On August 20, 2002, the Company filed an action against MM Companies and Steel Partners II, L.P. in the United States District Court in the Southern District of New York (the "Southern District") seeking, among other things, injunctive and other relief to restrain and enjoin MM Companies from conducting further solicitation of proxies of the Company's stockholders. On such date, the Company also filed with the Southern District a motion seeking, among other things, a preliminary injunction enjoining MM Companies from conducting the solicitation of proxies described in the preceding sentence. A hearing with respect to the Company's motion has been set for September 5, 2002 in the Southern District. In response to the filing of the action by the Company in the Southern District, on August 22, 2002, MM Companies issued a press release, a copy of which is attached hereto as Exhibit 99.23.

      On August 23, 2002, the Company requested that the Southern District issue a temporary restraining order against MM Companies and Steel Partners II, L.P. prohibiting MM Companies and Steel Partners II, L.P. from soliciting proxies of the Company's stockholders pending the hearing on September 5, 2002. On August 26, 2002, after hearing oral arguments from all parties, the Southern District denied the Company's request for such an order.

      Earlier, on August 22, 2002, MM Companies sent a letter to each of Raymond Doig, Stephen Imbler and Ann Winblad, members of the Board of Directors of the Company, in which, among other things, it urged such non-management board members to reconsider their support of the Company's business strategy and the proposed merger with Alliance Entertainment Corp.

      On August 26, 2002, MM Companies filed an action against the members of the Board of Directors of the Company (the "Director Defendants") and the Company in the Court of Chancery of the State of Delaware In and For New Castle County seeking, among other things, injunctive and other equitable relief (a) to invalidate the decision of the Director Defendants to amend the Company's Bylaws which increased the size of the Board of Directors from five to seven members,
(b) to invalidate the decision of the Director Defendants to appoint two additional members of the Board of Directors of the Company and (c) preliminarily and permanently enjoining the Company and the Director Defendants from changing the size of the Board of Directors until the results of the election of board members at the 2002 annual meeting of stockholders is calculated and certified.

      On August 27, 2002, MM Companies sent a letter to the Board of Directors and the Secretary of the Company. In such letter, among other things, MM Companies notified the

Company that if the expansion of the size of the Board of Directors is not rescinded or invalidated, MM Companies is making a conforming change to its proposal to be presented to shareholders at the Company's upcoming annual meeting to increase the size of the Board of Directors such that if the number of directors of the Company is seven, the proposal of MM Companies is to increase the size of the Board of Directors of the Company to 11 members. A copy of such letter is attached hereto as Exhibit 99.24.

      Item 7 of the Schedule 13D, "Material to be Filed as Exhibits," is amended by adding the following:

      99.23 Press release of MM Companies dated August 22, 2002.

      99.24 Letter dated August 27, 2002 from MM Companies to the Board of Directors and the Secretary of the Company.


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

                                   SIGNATURES

             After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: August 28, 2002

                                      MM COMPANIES, INC.


                                      By /s/ James A. Mitarotonda
                                         ----------------------------------
                                       Name:   James A. Mitarotonda
                                       Title:  President and Chief Executive
                                               Officer

                                      JEWELCOR MANAGEMENT, INC.


                                      By /s/ Rick Huffsmith
                                         ----------------------------------
                                       Name:  Rick Huffsmith
                                       Title: Vice President and General Counsel

                                      BARINGTON COMPANIES EQUITY PARTNERS, L.P.

                                      By: Barington Companies Investors,
                                          LLC, its general partner

                                      By /s/ James A. Mitarotonda
                                        -----------------------------------
                                       Name:   James A. Mitarotonda
                                       Title:  President and Chief Executive
                                               Officer

                                      RAMIUS SECURITIES, LLC

                                      By:  Ramius Capital Group, LLC, its
                                           managing member

                                      By /s/ Jeffrey M. Solomon
                                         ----------------------------------
                                      Name:    Jeffrey M. Solomon
                                      Title:   Authorized Signatory

                                      DOMROSE SONS PARTNERSHIP


                                      By /s/ James A. Mitarotonda
                                         ----------------------------------
                                       Name:   James A. Mitarotonda
                                       Title:  Partner



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